                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Arlington Hospitality, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  03070-D-209
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                                 (CUSIP Number)


                                Liliane R. Dayan
                             1000 Lake Shore Plaza
                            Chicago, Illinois 60611
                                 (312)-751-1325
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 10, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 03070-D-209
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


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                7   SOLE VOTING POWER
  NUMBER OF
                    311,801
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    311,801
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     311,801
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%
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14   TYPE OF REPORTING PERSON (See Instructions)


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
Item 1.  Security and Issuer.

                  Common Stock, par value $0.005 per share

                  Amerihost Properties, Inc. d/b/a Arlington Hospitality, Inc. (the "Company")
                  2355 South Arlington Heights Road
                  Suite 400
                  Arlington Heights, Illinois 60005

Item 2.  Identity and Background.

                  (a)      Name:

                           Liliane R. Dayan

                  (b)      Residence Address:

                           1000 Lake Shore Plaza
                           Chicago, Illinois 60611

                  (c)      Mrs. Dayan is a private investor.

                  (d) During the past five years, Mrs. Dayan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, Mrs. Dayan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mrs. Dayan was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

                  (f) Mrs. Dayan is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations.

                  See Item 5(c)

Item 4.  Purpose of Transaction.

         Mrs. Dayan's reduction of ownership is a result of the termination of certain rights to acquire shares of Common Stock granted by the Company in connection with the termination of certain joint ventures pursuant to which she had acquired such rights.

         Mrs. Dayan does not presently have any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

         Mrs. Dayan reserves the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) Through her living trust, Liliane Dayan beneficially owns 87,777 shares of Common Stock of the Company, which constitute 1.8% of the outstanding shares. As trustee of the Deborah Dayan Trust dated January 17, 1995, Liliane Dayan beneficially owns 73,650 shares of Common Stock of the Company, which constitute 1.50% of the outstanding shares. Included in these shares are rights to acquire 34,997 shares. As trustee of the Brigitte Dayan Trust dated March 24, 1993, Liliane Dayan beneficially owns 76,148 shares of Common Stock of the Company, which constitute 1.5% of the outstanding shares.


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                           Included in these shares are rights to acquire 34,995
                           shares. As trustee of the Yael Dayan Trust dated
                           March 24, 1993, Liliane Dayan beneficially owns
                           74,226 shares of Common Stock of the Company, which constitute 1.5% of the outstanding shares. Included in these shares are rights to acquire 34,995 shares. Liliane Dayan has sole power to vote and dispose of all such shares.

                  (c) On May 10, 2002, rights to purchase 13,854 shares of Common Stock of the company held by each of the Deborah Dayan Trust, the Brigitte Dayan Trust and the Yael Dayan Trust (rights for 41,562 shares in the aggregate) terminated as a result of the termination of certain joint ventures to which the Company was a party. Mrs. Dayan was not a party to any other transaction in Common Stock of the Company within the past sixty days.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mrs. Dayan is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.  Material to be filed as Exhibits.

         None.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         May 31, 2002



         /s/ LILIANE R. DAYAN
         -------------------------------
             Liliane R. Dayan